SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   Disposal

Aviva completes the sale of RAC

30 September 2011

Further to its announcement dated 23 June 2011, Aviva plc has today completed the sale of RAC Limited, the second largest UK roadside assistance provider, to The Carlyle Group for £1.0 billion*.

-ends-

Enquiries:

Media

Nigel Prideaux +44 (0)20 7662 0215
Andrew Reid +44 (0)20 7662 3131

Analysts

Charles Barrows +44 (0)20 7662 8115
David Elliot +44 (0)20 7662 8048

Notes to editors:

About Aviva

• Aviva is the world's sixth largest insurance group, serving customers across Europe, North America and Asia Pacific

•      Aviva's main business activities are long-term savings, general insurance, and fund management, with worldwide total sales** of £47.1 billion and funds under management of £402 billion at 31 December 2010

• We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

• The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

• Follow us on twitter: www.twitter.com/avivaplc

* The headline price is gross of separation costs and certain retained liabilities, and will be subject to customary completion adjustments.

** Based on 2010 published life and pensions PVNBP on a MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 September, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary